Mr. Paul Cline

Senior Accountant

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: World Acceptance Corporation (as used herein, the “Company” or “we,” “us,” “our,” or similar formulations, as applicable)

File No. 0-19599

Dear Mr. Cline:

We are writing in response to your letter dated February 15, 2006, to us with respect to the Staff’s review of our annual report on Form 10-K for the fiscal year ended March 31, 2005, and our quarterly report for the period ended September 30, 2005.

For your convenience and reference, we have repeated in bold text the Staff’s comments below (using the same paragraph numbering used in your letter) and included in our responses below each corresponding comment.

Unless otherwise noted in this letter, we confirm that we intend to revise our future filings as indicated in our responses below.

SEC Comment #1

Please revise to disclose whether your acquisitions are from independent third parties or related parties. Also, revise here and in the footnotes to the financial statements to discuss how you determine the fair value of acquired assets and liabilities.

Response #1

Historically, all of our acquisitions have been from independent third parties. In future filings we will indicate this fact or, if they are not independent, we will make appropriate disclosures.

Our acquisitions generally consist of the following tangible assets: loans and furniture and equipment. Intangible assets consist of non-compete agreements, customer lists, and goodwill.

In our future filings, we will revise our Description of Business section and the Acquisitions footnote as follows to describe how we determine the fair value of the acquired assets:

Our acquisitions include tangible assets (generally loans and furniture and equipment) and intangible assets (generally non-complete agreements, customer lists, and goodwill), both of which are recorded at their fair values, which are estimated pursuant to the processes described below.

Acquired loans are valued at the net loan balance. Given the short-term nature of these loans, generally 4 months, and that these loans are subject to continual repricing at current rates, management believes the net loan balances approximate their fair value.

Furniture and equipment are valued at the specific purchase price as agreed to by both parties at the time of acquisition, which management believes approximates their fair value.

Intangible assets are the difference between the total purchase price and the fair value of the tangible assets acquired. Non-compete agreements are valued at the stated amount paid to the other party for these arrangements, which the Company believes approximates the fair value. Customer lists are valued using information provided by an independent third party specialist. Goodwill is recorded for business combinations when there is an excess of the purchase price over the fair value of the net assets acquired, including intangible assets.

SEC Comment #2

Please revise here and in the footnotes to the financial statements to discuss how you determine whether to account for an acquisition as a business combination or an asset acquisition.

Response #2

When determining if an acquisition is a business combination or an asset purchase the Company considers the following factors (as set forth in S-X Rule 11-01(d) and EITF 98-3):

•	Whether the nature of the revenue-producing activity of the acquisition will remain generally the same as before the transaction; or

•	Whether any of the following items are obtained:

(i)	Physical facilities,

(ii)	Employee base,

(iii)	Market distribution system,

(iv)	Sales force,

(v)	Customer base,

(vi)	Operating rights,

(vii)	Production techniques, or

(viii)	Trade names.

Our decision on whether to account for an acquisition as an asset purchase or a business combination typically depends on whether the loans are merged into an existing office (we are essentially only acquiring loans) or whether the office acquired remains open as a continuing entity (“new office”).

When the Company acquires a new office, we believe that the acquisition is a business combination because the following criteria are typically met:

•	The nature of the revenue-producing activity of the component will remain generally the same as before the transaction, since the office acquired will continue to generate loans.

•	The Company acquires the physical facility or assumes the existing lease.

•	In almost all cases the employee base is maintained.

•	The Company acquires the customer base.

When the purchase consists of a loan portfolio only, we believe that the acquisition is an asset purchase. In these cases we are expanding our asset base in an existing office.

In future filings we will disclose the following (using data for the year ended March 31, 2006 as an example):

When the acquisition results in a new office, the Company records the transaction as a business combination, since the office acquired will continue to generate loans. We typically retain the existing employees, and we typically retain the office location. The purchase price is allocated to the estimated fair value of the tangible assets acquired and to the estimated fair value of the identified intangible assets acquired (generally non-compete agreements and customer list). The remainder is allocated to goodwill. During the fiscal year ended March 31, 2006, 3 acquisitions were recorded as business combinations.

When the acquisition is a portfolio of loans only, the Company records the transaction as an asset purchase. In an asset purchase, no goodwill is recorded. The purchase price is allocated to the estimated fair value of the tangible and intangible assets acquired. During the fiscal year ended March 31, 2006, 19 acquisitions were recorded as asset acquisitions.

SEC Comment #3

Please revise to present the aggregate amount of goodwill as a separate line item in your consolidated balance sheet. Refer to paragraph 43 of SFAS 142.

Response #3

In future filings, we will present the aggregate amount of goodwill as a separate line item in our consolidated balance sheet.

SEC Comment #4:

We noted that unamortized income and cost are recognized in income at the time the loans are renewed or paid in full. Please revise to disclose how you determine whether to account for a refinancing or renewal as a new loan or as a continuation of the original loan. Refer to EITF 01-7.

Response #4:

Paragraph 13 of FAS 91 states that if “the refinancing or restructuring does not meet the condition set forth in paragraph 12 or if only minor modifications are made to the original loan contract, the unamortized net fees or costs from the original loan and any prepayment penalties shall be carried forward as a part of the net investment in the new loan.”

EITF 01-7, “Creditor’s Accounting for a Modification or Exchange of Debt Instruments,” discusses how a creditor should evaluate whether a modification of the terms of a loan which have been refinanced or restructured (other than a troubled debt restructuring) is more than minor under paragraph 13 of FAS 91. Per EITF 01-7, the “Task Force reached a consensus that if the difference between the present value of the cash flows under the terms of the new debt instrument and the present value of the remaining cash flows under the terms of the original debt instrument is less than 10 percent, a creditor should evaluate whether the modification is more than minor based on the specific facts and circumstances (and other relevant considerations) surrounding the modification.”

The Company believes that our renewed loans meet the requirements under FAS 91 paragraph 12 since the terms of the new loan resulting from a loan refinancing are the same as they would be to a new customer.

In addition, the Company believes that the renewed loan does have more than a minor modification under FAS 91 paragraph 13 and EITF 01-7. Generally a customer must make multiple payments in order to qualify for a renewal. Furthermore, our lending policy has predetermined lending amounts, so that in virtually all cases a renewal will result in advancing additional funds. The Company believes that the advancing of additional funds are sufficient enough to justify a more than a minor modification as the present value of the cash flows under the terms of the new loan will be 10% or more of the present value of the remaining cash flows under the terms of the original loan.

In future filings we will disclose the following (using data for fiscal years 2005 and 2004 as examples):

The Company is licensed to originate direct cash consumer loans in the states of Georgia, South Carolina, Texas, Oklahoma, Louisiana, Tennessee, Missouri, Illinois, New Mexico, Kentucky, and Alabama. During fiscal 2005 and 2004, the

Company originated loans generally ranging up to $3,000, with terms of 24 months or less. Experience indicates that a majority of the direct cash consumer loans are renewed, and the Company accounts for the refinancing as a new loan. Generally a customer must make multiple payments in order to qualify for a renewal. Furthermore, our lending policy has predetermined lending amounts, so that in most cases a renewal will result in advancing additional funds. The Company believes that the advancement of additional funds constitutes a more than a minor modification to the terms of the existing loan, as the present value of the cash flows under the terms of the new loan will be 10% or more of the present value of the remaining cash flows under the terms of the original loan.

SEC Comment #5

Please revise to disclose your accounting policy for recognizing the stated interest rate of the loan into interest income. Also, specifically tell us if you use the rule of 78’s to recognize interest income for any of your loans. Refer to EITF Topic D-10.

SEC Comment #6

Please tell how the collection method is different from the level yield method. For the periods presented, please quantify for us the income statement affect for the difference between the collection method and level yield method for recognizing unearned income.

Response #5 and #6

EITF D-10, “Required Use of Interest Method in Recognizing Interest Income”, reinforces the required use of the interest method and does not allow the use of an alternative to the interest method unless the results of alternative methods do not differ materially from those obtained by using the interest method. The Company generally calculates interest revenue using the rule of 78’s, or other regulatory methods, and recognizes the interest revenue using the collection method, which is a cash method of revenue recognition.

The Company believes the combination of the two methods does not materially differ from the use of the interest method, for the following reasons:

•	Most of the Company’s loans are paid-off during the fiscal year due to the short term nature of the loans, which have an average duration of approximately four months. For loans that are originated and paid off within a reporting periods, both methods result in the same answer.

•	For loans that are not paid-off at the end of the fiscal period, we have offsetting influences. The rule of 78’s is a more aggressive revenue recognition method than the interest method. However, the collection (“cash”) method is less aggressive than the accrual method, as the revenue is not recognized until collected. The net effect of these influences on a pre-tax basis is estimated to be approximately $60,000 for fiscal 2006, ($122,000) for fiscal 2005, and $31,000 for fiscal 2004.

In future filings we will disclose the following:

Loans are carried at the gross amount outstanding, reduced by unearned interest and insurance income, net deferred origination fees and direct costs, and an allowance for loan losses. The Company generally calculates interest revenue on its loans using the rule of 78’s, or other regulatory methods, and recognizes the interest revenue using the collection method, which is a cash method of recognizing the revenue. The Company believes that the combination of these two methods approximates the level yield method, which is an accrual method for recognizing the revenue. Charges for late payments are credited to income when collected.

SEC Comment #7

For the periods presented, please quantify for us the amount of subsequent charge-off’s related to acquired loans and tell us specifically how they affected your balance sheet and income statement. Please cite the specific authoritative guidance on which you rely for your accounting policy.

Response #7

The Company does not record subsequent charge-offs against a specific acquired loan reserve, as reflected in our significant accounting policy footnote. Any charge-offs on acquired loans would be recorded in the same manner as a charge off on an originated loan. After further review, we believe that our Significant Accounting Policies footnote disclosure relating to allowance on acquired loans should be revised to read as follows:

The Company records acquired loans at fair value based on current interest rates, less an allowance for uncollectibility and collection costs.

Statement of Position No. 03-3 (SOP 03-3), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” prohibits carryover or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of the SOP. The Company believes that loans acquired since the adoption of SOP 03-3 have not shown evidence of deterioration of credit quality since origination, and therefore, are not within the scope of SOP 03-3.

SEC Comment #8

Please revise to disclose how you determined the useful life of acquired customer lists was nine years, including the specific characteristics of your customer relationships that support that life. We note the average loan life of your company is nine months. Refer to paragraph 11 of SFAS 142.

Response #8

The useful life of 9 years was determined using data developed by a third party valuation specialist in 2003. Customer attrition rates were applied to the existing customer base in order to capture future customer runoff. When evaluating the attrition rates the life of a specific loan was less of a factor than the life of the customer relationship due to the high percentage of loan renewals and /or repeat visits by customers. We are in the process of obtaining an updated third party valuation and amortization periods, which we anticipate will be completed by March 31, 2006, and will revise our disclosures in future filings, if necessary.

SEC Comment #9

Please revise to disclose the following regarding your goodwill impairment policies:

•	How many separate reporting units you have;

•	The names of those reporting units;

•	How you identified your reporting units;

•	How you assessed whether components of an operating segment have similar economic characteristics and should be aggregated and deemed a single reporting unit;

•	For each reporting unit identified, which method (income, market value, or cost) you use to determine fair value; and

•	Why you used that method.

Refer to paragraphs 23-25 and 30 of SFAS 142.

Response #9

In future filings our Intangible Assets disclosure will be revised as follows (using March 2006 as an example):

Intangible Assets

Intangible assets include the cost of acquiring existing customers, the value assigned to non-compete agreements, and goodwill. Customer lists and non-compete agreements are amortized over their estimated useful lives of 9 years and the terms of agreements, respectively.

We evaluate goodwill annually for impairment in the fourth quarter of a fiscal year using the market value-based approach. We have one reporting unit, the consumer finance company, and we have multiple components, the lowest level of which are individual offices. Our components are aggregated for impairment testing because they have similar economic characteristics. Because we allocate goodwill to the office level, we write-off goodwill when we close an office that has goodwill assigned to it. As of March 31, 2006, we had 63 offices with goodwill.

SEC Comment #10

We note you adopted SOP 03-3 on April 1, 2005. Please tell us in detail how you applied the accounting guidance in SOP 03-3 to your acquisitions made in fiscal year 2006. Provide similar disclosures in future filings.

Response # 10

Statement of Position No. 03-3 (SOP 03-3), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” prohibits carryover or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of the SOP. The Company believes that the acquired loans do not fall within the scope of SOP 03-3 because generally we do not purchase impaired loans nor loans that show evidence of deterioration of credit quality.

In future filings we will disclose the following:

Statement of Position No. 03-3 (SOP 03-3), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” prohibits carryover or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of the SOP. The Company believes that the acquired loans have not shown evidence of deterioration of credit quality since origination, and therefore, are not within the scope of SOP 03-3.

In accordance with the Staff’s comments in your letter dated February 15, 2006, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that this addresses each of your concerns and comments. Please let me know if you would like to discuss any of these matters further.

Sincerely,

/s/ A. Alexander McLean III
A. Alexander McLean III
Executive Vice President and Chief Financial Officer World Acceptance